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                                                          EXHIBIT 99 (a)(1)(xii)


                                  PRESS RELEASE

MBT Financial Corp.                           Contact:  Herbert J. Lock,
102 E. Front Street                                     Senior Vice President/
Monroe, Michigan 48161                                  Investor Relations
                                              Phone:    (734) 241-3431

                                              For Immediate Release
                                              December 5, 2003

                               MBT FINANCIAL CORP.
         TO PURCHASE APPROXIMATELY 1,632,475 SHARES OF OUTSTANDING STOCK
                        PURSUANT TO ITS SELF TENDER OFFER

Monroe, Michigan, December 5, 2003--Ronald D. LaBeau, Chairman and Chief Executive Officer of MBT Financial Corp. ("MBT") (NASDAQ: MBTF) today announced that MBT intends to purchase approximately 1,632,475 of its common shares (representing approximately 8.5% of its shares currently outstanding) at $18.50 per share pursuant to its self tender offer which expired December 4, 2003. The shares to be purchased include 1,250,000 shares that the Company is obligated to purchase under the terms of the offer and an estimated additional 382,475 shares that the Company intends to elect to purchase in accordance with the optional purchase provisions of the offer. The Company expects that its total cost in purchasing the estimated 1,632,475 shares, including fees and expenses incurred in connection with the offer, will be approximately $30,400,000.

According to preliminary reports from the depositary for the offer, the number of shares that were tendered for purchase under the offer prior to its expiration exceeded the number of shares that the Company intends to purchase. Therefore, the Company will in most cases purchase approximately 60.4% of the shares tendered by each of its shareholders. Tenders made by certain "odd lot" holders will be purchased in their entirety, and tenders made by certain shareholders who conditioned their tenders will be purchased (or not purchased) in accordance with random lot acceptance procedures set forth in the offer. Payment for the purchased shares, and return of certificates for shares not purchased, is expected to be made commencing December 11, 2003.

Any questions with regard to the tender offer may be directed to the depositary for the tender offer, American Stock Transfer & Trust Company at (800) 937-5449 or the Dealer Manager/Information Agent for the tender offer, Howe Barnes Investments, Inc. at (800) 800-4693.

MBT Financial Corp. may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although MBT Financial Corp. and its affiliates are prohibited from purchasing shares until at least December 19, 2003.

MBT is a bank holding company that serves as the holding company for Monroe Bank & Trust, a full-service bank offering personal and business accounts, loans and trust services, and operating 24 branches in Monroe and Wayne Counties, Michigan.

The foregoing material may contain forward-looking statements. MBT cautions that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements.